Exhibit 99.93

NEWS RELEASE

Corporate Update

February 8, 2021

Carbon Streaming Corporation (the “Company”) provides the following update on its corporate affairs as it continues with its plans to become an investment company, focused on the regulated and voluntary carbon offset and sequestration sectors.

Changes in Board of Directors and Management

Effective January 27, 2021 a new board of directors and officers were appointed with extensive experience in stream financing, investments, M&A and corporate finance. In addition, the new team has established relationships with experienced participants in international carbon markets. The new appointees include:

Justin Cochrane (Director, President & CEO)

Mr. Cochrane has 20 years of royalty and stream financing, M&A and corporate finance experience. His streaming and royalty expertise includes acting as President and CEO of Nickel 28 Capital Corp. and formerly the President & COO of Cobalt 27 Capital Corp. Both companies focused on streaming and royalty agreements on battery metals. Cobalt 27 raised over $1 billion in equity and debt prior to its sale to Pala Investments Limited in 2019.

Prior to Cobalt 27, Mr. Cochrane served as the Executive Vice President and Head of Corporate Development for Sandstorm Gold Ltd. His expertise is in the structuring, negotiation, execution and funding of royalty and stream financing contracts around the world, totaling over $2 billion across 50+ projects. Prior to Sandstorm, he spent nine years in investment banking and equity capital markets with National Bank Financial where he covered the resource, clean tech and energy technology sectors. In addition, Mr. Cochrane is currently a board member of Nevada Copper Corp. and an investment committee member of Duke Royalty Limited.

Mr. Cochrane is a CFA charterholder and a registered and licensed security advisor in Canada.

Conor Kearns (CFO)

Mr. Kearns has nearly two decades of accounting, auditing, finance and tax structuring experience providing advisory services to a wide array of businesses, with a recent focus on streaming and royalty businesses. Most recently serving as the CFO of Nickel 28 Capital Corp., a base metals streaming and royalty company, and prior to that as Vice President of Finance of Cobalt 27 Capital Corp., an electric metals streaming and royalty company. Prior to joining Cobalt 27, Mr. Kearns was the Chief Financial Officer of EFT Canada Inc., a fintech company which provides advanced electronic payment services and tools for businesses.

Maurice Swan (Director)

Mr. Swan is a lawyer and is the general counsel of Superior Gold Inc. Previously, he was a partner at Stikeman Elliott LLP. Mr. Swan practiced corporate law at Stikeman Elliott LLP for over 24 years with wide ranging experience, including extensive work in debt capital markets, securitization, corporate finance, and mergers and acquisitions, and with a particular focus on transactions in the global mining and metals sector. Mr. Swan earned leading lawyer accolades from publications including Lexpert, International Finance & Law Review, Who’s Who Legal and Best Lawyers. In addition, Mr. Swan is also a director of Nickel 28 Capital Corp.

Andy Tester (Director)

Mr. Tester is a naturalist and labor advocate. Over the past 20 years, he has spent the majority of his time in the Pacific Northwest and Alaska working to raise awareness on the plight of endangered salmon and steelhead runs through guiding and other efforts to bring people into the outdoors. He is a member of the International Longshore & Warehouse Union. Mr. Tester holds a B.A. from Eastern Oregon University.

Concurrent with these new appointments Colin Watt, Ming Jang and Edgar Froese resigned as directors, and Mark Gelmon resigned as CFO.

ON BEHALF OF THE BOARD:

“Justin Cochrane”

Justin Cochrane, Director, President and CEO

Cautionary Statement Regarding Forward-Looking Information

This news release includes certain “forward-looking statements” under applicable Canadian securities legislation pertaining to anticipated fund raising and use of proceeds. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking statements. There is no assurance that the Company will be successful in raising any additional funds, or that it will be able to use those funds in the manner contemplated by the Company. Undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.